Exhibit 20.2

Studio City International Holdings Limited

(Incorporated in the Cayman Islands with Limited Liability)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON 9 JUNE 2021

Dear Shareholders,

You are cordially invited to attend the Annual General Meeting of Shareholders (the “Annual General Meeting”) of Studio City International Holdings Limited (the “Company”), which will be held at Salon VI, Level 3, Studio City, Estrada do Istmo, Cotai, Macau on 9 June 2021 at 10:00 a.m. (Hong Kong time). No proposal will be submitted to shareholders for approval at the Annual General Meeting. Instead, the Annual General Meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

Only shareholders of record in the books of the Company at the close of business on 3 May 2021 will be entitled to attend and vote at the meeting or any adjournment that may take place.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to complete, date, sign and return the enclosed proxy form to reach the Company as promptly as possible but not later than 48 hours before the time for holding the Annual General Meeting or adjourned meeting at which the proxy is to be used. The giving of such proxy will not affect your right to vote in person should you decide to attend the Annual General Meeting or adjourned meeting.

Shareholders or their proxies are responsible for their own expenses for attending the meeting, including, but not limited to, transportation and accommodation expenses.

Notice regarding potential impact of COVID-19 on Annual General Meeting

The Company continues to actively monitor developments regarding the coronavirus disease 2019 (COVID-19) outbreak.

If it is not possible or advisable to hold the Annual General Meeting as scheduled due to the impact of COVID-19, the Company will announce alternative arrangements for the meeting as promptly as practicable, which may include changing the time, date or location of the Annual General Meeting. Further, if Typhoon Signal No. 8 or above is in effect any time after 8:30 a.m. on the date of the Annual General Meeting, the meeting will also be postponed. Any such change will be announced via an announcement on the Company’s website (https://ir.studiocity-macau.com/).

At the Annual General Meeting, for the health and safety of all attendees, the Company will adopt certain precautionary measures at the meeting venue, including the following:

a.	compulsory temperature checks for all attendees;

b.	submission of a health declaration form;

c.

compulsory wearing of surgical face masks by all attendees prior to admission to the meeting venue and throughout the Annual General Meeting (surgical face masks will not be provided at the Annual General Meeting and all attendees must bring their own surgical face masks);

d.	maintenance of proper distance between seats;

e.	refreshments will not be provided or served; and

f.	attendees with a body temperature of over 37.5 degrees Celsius or exhibiting flu-like symptoms will be denied entry into the meeting venue.

Admission to the meeting venue may also be denied to anyone declining to submit to these requirements or other house rules imposed by the Company.

Shareholders and beneficial owners of the Company’s ADSs are requested not to attend the Annual General Meeting if they have contracted or are suspected to have contracted COVID-19 or have been in close contact with anybody who has contracted or is suspected to have contracted COVID-19.

The Company’s Chairman and management may attend the Annual General Meeting by audio conference to reduce the number of attendees at the meeting.

Dated this 22nd day of April 2021

By Order of the Board of Directors,

/s/ Tim Sung Tim Sung
Company Secretary